Exhibit 99.1

Re: Previous 6-K Inaccurate and Published without Authority

On April 17, 2019, a report on Form 6-K (the “Report”) was filed, purportedly by the Registrant, announcing alleged resolutions adopted by the holders of more than a majority of the outstanding common shares of the Registrant.

The Registrant hereby announces that the filing of the Report itself, as well as the events that allegedly occurred, are without authority. The entire Report is ultra vires and invalid. The Registrant categorically rejects the descriptions as previously reported. The Registrant is considering all legal options available to it. Updates will follow.